Room 4561
Via fax (585) 325-2977

April 11, 2008

Patrick White
Chief Executive Officer
Document Security Systems, Inc.
First Federal Plaza
28 East Main Street, Suite 1525
Rochester, NY 14614

> **Re:** **Document Security Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **File no. 1-32146**

Dear Mr. White:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Performance Measure, page 27

1.   We note your use of the non-GAAP measure Adjusted EBITDA, which excludes a number of recurring items. We also note in your disclosure that management believes this measure to be a relevant measure of performance of the Company. Considering your present Adjusted EBITDA as a performance measure, tell us how considered the disclosures requirements of Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) to present the following:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Further we note that management uses Adjusted EBITDA to measure the Company's "core operating performance without certain non-cash expenditures." Explain what you mean by "core operating performance" and explain why excluding non-cash compensation is indicative of the Company's "core" operating performance. If you intend to use this terminology, it should be adequately defined and you should explain how the Company determined that the excluded items were representative of your "core" operating performance.

Consolidated Statements of Operations, page F-4

2.   We note that amortization of intangibles has been classified as other operating expenses in your statements of operations as opposed to cost of revenue. Tell us how you considered including the amortization of intangibles as a cost of revenue and specifically tell us how you considered Question 17 to SFAS 86 Staff Implementation Guide.

3.   We note that the Company does not separately disclose cost of royalty revenues on the face of your income statement. Please tell us how you considered Rule 5-03(b) of Regulation S-X to disclose costs and expenses in the same manner as related revenues.

Note 5. Intangible Assets, page F-11

4.   We note that the Company capitalizes costs associated with the defense of your patents and amortizes them over the remaining estimated life of the patent. Tell us the amount of legal defense costs capitalized for each period presented and tell us the amount of such costs associated with the ECB litigation. Please cite the specific accounting guidance considered in accounting for such costs. Also, considering that in March 2007 and January 2008, your patent was deemed to be invalid in the UK and France, respectively, tell us how you determined that such legal costs should be capitalized. Also, tell us how you determined that these costs were not impaired at December 31, 2007 and explain further your "weighted average analysis of potential outcomes." Further, based on the disclosures in your March 19, 2008 Form 8-K where you indicate that the UK Court of Appeals upheld the ruling that the patent was invalid, tell us whether you intend to record an impairment charge for certain costs in fiscal 2008 and if not, please explain why.

5.   Please provide a breakdown of the $8.2 million gross carrying amount of patent and contractual rights at December 31, 2007 between (a) costs incurred to acquire the royalty rights; (b) costs incurred to defend the patents; (c) costs incurred for patent applications or (d) other capitalized costs not addressed herein.

6.   We note your reference to an independent valuation firm in determining the fair value of intangibles acquired from Plastic Printing Professional. We believe that if you indicate you are relying on an expert in a '34 Act filing, you should name that expert. If the Form 10-K is incorporated by reference in a '33 Act filing, you should also include the expert's consent pursuant to Rule 436(b) of Regulation C. In this regard, it appears that the Company has open registration statements on Form S-8 and Form S-3. Please tell us how you considered the guidance in Rule 436(b) of Regulation C.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Patrick White
Document Security Systems, Inc.
April 11, 2008
Page 4

Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at 202-551-3481, or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief